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                     SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of  SEPTEMBER, 2000
                                          ---------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:   Global Stock Plan purchased 500,000
                                 -----------------------------------
                                 Ordinary Shares
                                 ---------------
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AMVESCAP PLC
493715
IMMEDIATE RELEASE  18 SEPTEMBER 2000
PLEASE CONFIRM RELEASE
MICHAEL S. PERMAN  TEL: 020 7454 3942





In accordance with Chapter 16.13 of the Listing Rules, notification is hereby given that on the 15 September, 2000 the Trustee of the AMVESCAP Global Stock Plan ("the Plan") purchased 500,000 ordinary shares of AMVESCAP PLC at (pound sterling)13.718104 on behalf of beneficiaries of the plan. The Company was notified of the purchase on 18 September 2000.

Shares held by the Trust are used in connection with the AMVESCAP Global Stock Plan, which is established to provide deferred share incentive arrangements to selected employees of the AMVESCAP group of companies world-wide. The Directors of the Company are deemed to be considered interested in all of the Shares held by the Trustees.










18 SEPTEMBER 2000.

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 18 September, 2000                    By /s/ MICHAEL S. PERMAN
     ------------------                      -----------------------
                                                 (Signature)

                                              Michael S. Perman
                                              Company Secretary